CONFIDENTIAL

April 24, 2020

Daniel Morris/Lilyanna Peyser

Ta Tanisha Meadows/Jim Allegretto

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wunong Net Technology Co. Ltd
Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted December 16, 2016
CIK No. 0001787803

Dear Mses. Peyser and Meadows and Messrs. Morris and Allegretto,

On behalf of our client, Wunong Net Technology Co. Ltd , a foreign private issuer organized under the laws of the British Virgin Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated January 15, 2020. Concurrently with the submission of this letter, the Company is submitting its revised Amendment No. 3 to registration statement on Form F-1 (the “Revised Draft Registration Statement”) and the related exhibits via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

In addition to adding and revising disclosure in response to the Staff’s comments, the Company has updated the Revised Draft Registration Statement to reflect the Company’s recent developments, appointment of underwriters and the terms of the proposed public offering and included updated interim financials and Management’s Discussions and Analysis through September 30, 2019.

* * *

Amendment No. 2 to Draft Registration Statement Submitted December 16, 2019

Prospectus Summary, page 2

1. Please revise the summary to make clear that investors will own shares in a holding company that does not directly own all of its operations in China and to distinguish the business of your variable interest entity from your other subsidiaries. Please also disclose in the summary that the shareholders of your VIE may have interests that conflict with you.

Response:

We have included the following paragraph in the summary:

“Investors will own ordinary shares in a holding company that does not directly own all of its operations in China. We are a British Virgin Islands corporation that wholly owns our Hong Kong subsidiary, Shenzhen Vande Technology Co., Limited. Shenzhen Vande Technology Co., Limited, in turn, wholly owns all of the share capital of Guo Gangtong Trade (Shenzhen) Co., Ltd, a wholly foreign-owned enterprise incorporated in China (“WFOE”). Guo Gangtong Trade (Shenzhen) Co., Ltd, through a series of contractual arrangements, manages and controls our operating entities, Wunong Technology (Shenzhen) Co., Ltd and its wholly-owned subsidiary, Wunong Catering Chain Management (Shenzhen) Co., Ltd. The interests of the shareholders of Wunong Technology (Shenzhen) Co., Ltd may conflict with yours.”

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036 T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

2. Please provide a summary discussion of the various commissions payable to customers, suppliers, search agents, and local service centers. In addition, please balance your discussion of competitive strengths by providing a summary of the most significant risk factors you face.

Response:

The Company has partner sales incentive programs and applied a practical expedient to expense commissions as costs were incurred to obtain a contract with a customer. The Company has included a summary of the various commissions payable to customers, suppliers and local service centers to the referrals of new suppliers and new customers. Additionally, the Company has included a summary of its most significant risk factors.

Risk Factors, page 11

3. Please tell us what consideration you have given to including a risk factor disclosing any material cybersecurity risks. Refer to Section II.A.2 of the Commission Statement and Guidance on Public Company Cybersecurity Disclosures, Release Nos. 33-10459 and 34-82746 (Feb. 21, 2018).

Response:

The Company has included two additional risk factors titled: “Our business generates and processes a large amount of data, which subjects us to governmental regulations and other legal obligations related to privacy, information security and data protection. Any improper use or disclosure of such data by us, our employees or our business partners could subject us to significant reputational, financial, legal and operational consequences.” and “Security breaches and attacks against our technology systems, and any potentially resulting breach or failure to otherwise protect confidential and proprietary information, could damage our reputation and negatively impact our business, as well as materially and adversely affect our financial condition and results of operations.” as well as a summary of the relevant PRC cybersecurity laws in the “Regulations – Regulations Relating to Cybersecurity” section of the Revised Draft Registration Statement.

We may engage in future acquisitions, page 17

4. While we note that you intend “to build an integrated group” of businesses, your acquisition strategy remains unclear. In an appropriate place in your prospectus, please expand your disclosure to provide a brief description of your acquisition plans, including the types of opportunities you intend to explore. Alternatively, clarify that management has not yet determined the types of businesses that you will target or the terms of any potential acquisitions.

Response:

In response to the Commission’s recommendation, the Company has included the following paragraph to provide a brief description of its acquisition plans:

“Acquisition Strategy

The scope of our growth strategy could be greatly enhanced through the acquisitions of other businesses to build an integrated group and consequently, improving our supply chain. We will focus on quality enterprises both upstream and downstream in the chain of supply but will prioritize upstream suppliers so that we are assured of dependable quality supplies. Presently, we have targeted three potential targets for acquisition. We have not identified any downstream acquisitions yet but our profile of a downstream acquisition target would be one engaged in agricultural product sales with a large customer base. An acquisition of such a target would greatly boost the number of users of our Website.”

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036 T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

Risks Related to Our Business and Industry

Our significant shareholders..., page 20

5. Please revise this risk factor to discuss the risks to investors in the offering associated with the controlling shareholders’ ability to independently control the operations of the company, including the election of directors.

Response:

The risk factor has been revised to read as follows:

Our significant shareholders have considerable influence over our corporate matters.

Each of Messrs Peijiang Chen, Changbin Xia and Hanwu Yang beneficially owns and controls 4,350,043.500435, 3,024,270.2424 and 2,400,024.000240 Ordinary Shares that correspond to 21.75%, 15.12% and 12.00%, respectively on a pre-Offering basis and 18.91%, 13.15% and 10.43%, respectively on a post-Offering basis of our issued and outstanding Ordinary Shares. Each of them, either collectively (which would aggregate into a controlling interest in us pre-Offering) or individually, will hold considerable influence over corporate matters requiring shareholder approval and can independently control the operations of the Company, including without limitation, electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit your ability to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transactions, which could have the effect of depriving the holders of our Ordinary Shares of the opportunity to sell their shares at a premium over the prevailing market price

The master lease and sub-leases over our headquarters, page 22

6. In an appropriate place in your prospectus, please disclose your contingency plans, if any, should the sub-leases related to your headquarters and restaurant be declared invalid. In this regard, we note your disclosure that you may be evicted and required to pay additional damages.

Response:

The Company has added the following paragraph under “Real Property – Leases”:

In the event that our sub-leases are declared invalid and we are evicted, we plan to find similar commercial space in the same locale to rent. We do not foresee any difficulty in finding alternative space as there is an abundance of such spaces in Shenzhen.

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036 T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

Operating Activities, page 55

7. We are unable to reconcile the changes in working capital on page F-25 to your narrative statement of changes in working capital of $478,569. Please review and revise as appropriate.

Response:

The $478,569 under Operating Activities in the Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations section is the change of “Advance from Customers” instead of the total change in working capital, as shown in the cash flow statement on F-25. The total change in net working capital included in the operating cash flow is $414,228. The last sentence in the paragraph under “Operating Activities” would have been amended to read as follows:

The decrease resulted from a net loss of $460,744 which was offset by changes in working capital of $414, 228, consisting mainly of the increase in advance from customers of $478,569 offset by the increase in advances to suppliers of $134,078.

However, as the Company has updated its interim financials to the nine months ended September 30, 2019, such disclosure is no longer applicable.

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036 T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cost of Revenue and Gross Profit, page 58

8. In your discussions of interim period results you included a comparative table by product category of net revenue and cost of revenue. Please advise why you do not believe a similar table is necessary in your discussion of the results for the year ended December 31, 2017.

Response:

For the year ended December 31, 2017, the Company had only one service fee income and no product-related revenue or costs.

Contractual Obligations, page 60

9. Please confirm that none of the liabilities, other than obligations under operating leases, disclosed on the balance sheet represent contractual obligations. Otherwise, please disclose the information required by paragraph (a)(5) of Item 303 of Regulation S-K in tabular format.

Response:

The Company confirms that none of its liabilities, other than obligations under operating leases, disclosed on the balance sheet represents contractual obligations. Disclosure format is revised according to paragraph (a)(5) of Item 303 of Regulation S-K.

Sale of Food Products on our Website, page 70

10. We note your references in the prospectus to “registered users” and “active users.” Please revise to explain the difference. In addition, please clarify whether any of your users are required to pay monthly or annual fees to use your website.

Response:

In response to the Commission’s request, the Company has included the following paragraph to explain the difference between “registered users” and “active users”:

“Registered users” are customers who have entered and registered themselves on our Website (including through our Wechat account and app). “Active users” refer to registered users who have placed an order on our Website within the last 180 days and have made a successful purchase. Our users are not required to fee any monthly or annual fees.

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036 T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

11. Please revise to provide further detail about your product offerings. For instance, provide examples of the Green Food, Organic Food, ICH Products, Agri GI Products and Pollution-free Products available on your website. In addition, please discuss the extent to which these products (or similar products) may be available to the public from sources other than your online store, including other e-grocery stores, organic brick-and-mortar stores, directly from the farm, or otherwise.

Response:

In response to the Commission’s request, the Company has included the following disclosure under the heading “Sale of Food Products on our Website”:

“ Some examples of our food products in each category are:

Organic Food - Yangxian Black Rice, Baiyinxile Organic Flour, Frog Sound Organic Grain Flour, etc;

Green Food - Monk Head Flour, Snowy Field Cilantro Seed Oil and Fuzhiyuan Fragrant Rice;

Agri GI Products – Hengshan Goat Meat; Dangshan Pears, Fuping Persimmons etc.

ICH Products – Xinyuan Premium Sausages, Fan Old Wine, Fengyu Hundred Year Old Oil Workshop Pure Balm etc.

Pollution-free Products – Huoshanyan Rice, Jinhuakui Noodle, Fuzhiyuan Rice, Tangjixiang Flour etc.

Approximately 33% of our products are exclusive to our Website, approximately 54% are available on other e-commerce platforms and the remainder from a myriad of other sources, for example, brick and mortar stores.”

Our Suppliers, page 71

12. You disclose on page 85 that two of your competitive strengths are your strategic partnerships with local service centers and your extensive supply chain. Please describe how these partnerships were developed, how they may be terminated, the nature and general terms of any agreements regarding them, and whether they are exclusive. In addition, provide information about how the local service centers are staffed, their geographic reach, and their role in your negotiations with suppliers.

Response:

In response to the Commission’s request, the Company has included the following disclosures under “Local Service Centers”:

“Local service centers are established throughout China based on the needs of China’s regional economies, population distribution, consumption habits and capacity and other conditions. They are formed and owned by private individuals who have become familiar with and interested in our products and mission statement. These individuals typically get to know us through our advertisements, conferences and promotional activities and reach out to us to express an interest in setting up a local service center to assist our business operations.

After a period of negotiation, we typically enter into an exclusive cooperation agreement with these local service centers and the initial period of cooperation is usually for two years, renewable for subsequent terms if the parties so desire within 30 days of the applicable expiration date. Our responsibilities would include providing the necessary training to the local service centers on product knowledge and marketing, after sales services and customer consultations. We would determine the scope of publicity within the geographic area of the local service centers.

Apart from assisting us with conducting due diligence on a prospective supplier, these local service centers also actively promote our products within their community using our promotional materials while maintaining our corporate image and level of service. There are no offline sales between local service centers and customers. Rather, all prospective customers are directed to register and place their orders on our Website.

Each local service center is staffed with at least three personnel: a business leader, a financial officer and a community owner. Depending on the needs of the local service center, each position may be staffed by more than one individual and each local service center may set up off-shoot service centers under its purview to manage its workload.

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036 T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

During negotiations with a prospective supplier, the local service center will supply our commodities department with pertinent information such as information on all products originating from the place where the supplier is located, consumer demand, local pricing information, market potential assessment and competition from similar products. It will also assist us in information verification within its jurisdiction.”

Restaurants, page 72

13. We note that you have soft-launched your first restaurant in Shenzhen. Please discuss the timing of your anticipated rollout of company-owned restaurants. In addition, please disclose, to the extent known, when you expect to begin franchising, the expected structure of your franchising business, how you will generate revenue from your franchisees, risks and uncertainties related to operating a franchise business, and your management’s experience with franchising.

Response:

The Company has amended its disclosures under the heading “Restaurants” to discuss its anticipated rollout of franchise restaurants (not company-owned), the expected structure of its franchise business, the revenues from its franchisees, risks and uncertainties relating to its franchise business and management’s experience with franchising.

14. You disclose on page 50 that your online store offers more than 400 different types of food products. Please provide additional disclosure about the qualifications and capacity of your quality control team to conduct inspections of hundreds of different types of food products throughout China.

Response:

In response to the Commission’s request, the Company has added the additional paragraphs under the title heading “Quality Control Team”:

“Of the 10 members of our quality control team, 3 hold bachelor’s degrees, 7 hold associate diploma degrees and one holds a professional accreditation in quality control. Their work experience ranges from 2-20 years in the food-related industries. We have divided our products into 10 broad categories, namely, grains and oil, meat and eggs, beverages, marine products, non-staple food, fruits and vegetables, tonics, Wunong 108 products, snacks and daily used articles and each member is in charge of inspecting one category. Each team member is able to inspect 40-50 products annually. Products that are already being sold on the Website are inspected once a year.”

Our suppliers must provide quality inspection reports to prove that they meet national or industry quality standards. We strictly review their qualification documents to ensure that their compliance is legal and meets the various quality indicators claimed by their food label. Additionally, each supplier must mail samples consistent with the products that are applied for sale, and are subject to physical examination by our quality control team before they can be approved for sale.

In order to augment the heavy workload of our internal quality control team, we have also hired a third-party food inspection agency to conduct random sampling tests on our food products and assist in the quality inspection and supervision function.”

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036 T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

Exclusive Technology Consulting Services Agreement, page 75

15. We note the formula used to calculate the monthly service fee payable under the exclusive technology consulting services agreement. To better contextualize this information for investors, please disclose the typical range of monthly payments made under the contract.

Response:

From April 1-December 31, 2019, Wunong Shenzhen recorded a negative monthly profit. In response to the Commission’s request, the following disclosures had been added to the discussion titled “Contracts that enable us to receive substantially all of the economic benefits from the variable interest entity – Exclusive Technology Consulting Services Agreement”:

Wunong Shenzhen has recorded a negative monthly profit from April 1, 2019 through December 31, 2019. Its after-tax monthly balance has been negative and consequently, no service fees had been paid over to WFOE.

Expand our customer base through online and offline marketing activities, page 86

16. Please disclose the amount of revenue generated by your social media promotions and your metrics for tracking this information.

Response:

In response to the Commission’s request, the Company has inserted an additional section titled “Social Media” to disclose the amount of revenue generated by the Company’s social media promotions and its metrics for tracing this information:

Social Media

We believe that social media will be the engine that fuels our next stage of growth. The increase in sales of our food products is directly related to the increase in new customers and consequently, product consumption. We believe that new customers are often swayed by social media messages of the benefits of consuming our food products and the ease of obtaining these products by ordering them from our Website. As such we have made a concerted effort to utilize social media to increase awareness of our Company and its offerings.

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036 T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

For example, in the second half of 2019, we have participated in the following campaigns and used social media to promote them. We attribute the following additional revenue to these activities:

Promotion	Sales
2020 Chinese New Year Promotion	RMB 2.99 million (approximately $429,000)
November 2019 Food Festival Promotion	RMB 920,000 (approximately $132,061)
October 2019 Farmers’ Health Festival	RMB 780,000 (approximately $111,965)

We use information technology to track operations-related data indicators, including but not limited to: daily, weekly and monthly sales, new registered users, new user orders and amounts, number of active users and their orders, single product sales amounts and sales performance rankings, etc.

Executive Compensation, page 101

17. Please update your executive compensation disclosure to include information as of the most recently completed fiscal year.

Response:

The Company has updated the executive compensation disclosure to include information as of the most recently completed fiscal year.

Shares eligible for future sales, page 118

18. Please revise the amount of Ordinary Shares that will be outstanding upon completion of the offering, not including shares underlying Underwriter Warrants and assuming no exercise of the Underwriter’s over-allotment to purchase 450,000 Ordinary Shares. In this regard, 2,3000,000 appears to be a typographical error.

Response:

The amount of Ordinary Shares has been revised to read “23,000,000” upon completion of the Offering, not including shares underlying Underwriter Warrants and assuming no exercise of the Underwriter’s over-allotment to purchase 450,000 Ordinary Shares.

Taxation, page 118

19. We note your statement that the disclosure in this section relating to BVI “is the opinion of Harney Westwood & Riegels LP.” Please file an opinion of counsel that states that the tax disclosure in this section of the prospectus is the opinion of counsel and otherwise meets the requirements set forth in Staff Legal Bulletin No. 19. Refer also to Item 601(b)(8) of Regulation S-K and Section III.B.2 of Staff Legal Bulletin No. 19. If you do not believe that you are required to provide such an opinion, please tell us why and file a consent pursuant to Securities Act Rule 436. Refer to Sections III.A.2 and IV of Staff Legal Bulletin No. 19. This comment also applies to your statement that the disclosure in this section relating to the United States “is the opinion of Sichenzia Ross Ference LLP.”

Response:

In response to the Commission’s comments, British Virgin Islands (“BVI”) counsel, Harney Westwood & Riegels LP, has clarified in paragraph numbered 3 of their revised BVI opinion that the statements in the prospectus including the tax disclosure under the section headed “British Virgin Islands Taxation”, are accurate in all material respects as at the date of the opinion and such statements constitute their opinion. BVI counsel’s revised opinion is filed as Exhibit 5.1.

A similar statement will be in the opinion of Sichenzia Ross Ference LLP.

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036 T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

Plan of Distribution, page 125

20. We note that you refer to selling stockholders throughout this section. To the extent that selling shareholders are expected to participate in this offering, please revise this prospectus accordingly.

Response:

There are no selling shareholders in this Offering. However, the Company is registering the Ordinary Shares underlying the Underwriter Warrants and as such, references to “selling shareholders” have been amended to clarify them as “holders of the Underwriter Warrants” and discussion under this Plan of Distribution section has been revised to only include Ordinary Shares issuable upon the exercise of the Underwriter Warrants by the holders of the Underwriter Warrants.

Consolidated Statements of Operations and Comprehensive Income/(Loss), page F-4

21. Please disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments in this statement or disclose the amount in the notes to the financial statements. This comment also applies to the interim statement on page F-23.

Response:

There is no income tax impact regarding other comprehensive income. The only component of other comprehensive income is “Foreign Currency Translation Adjustment”. The same applies to the interim statement.

Notes to Consolidated Financial Statements

Note 3. Summary of Significant Accounting Policies

Revenue recognition, page F-11

22. You discuss your pre-ordering service on page 71. Please tell us the amount of revenue recognized from these orders for the year ended December 31, 2018 and the six months ended June 30, 2019. Please also tell us how you record the initial payments received from customers and when revenue is recognized on these orders, as well as how your accounting treatment complies with Topic 606. Please also explain the relationship, if any, between payments received on pre-orders and the Advances from Customers line item on the balance sheets.

Response:

Revenues recognized through pre-ordering service are $0 and $188,700 for the year ended December 31, 2018 and six months ended June 30, 2019 respectively. The initial payments received from pre-ordering service orders are recorded in the advance from customers on the balance sheets and will not be recognized as revenue until transfer of goods.

The core principle underlying the revenue recognition ASC 606 is that the Company will recognize revenue to represent the transfer of goods to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. Pre-ordering services have single contractual performance obligation to transfer goods. The Company does not recognize revenue from pre-ordering service until fulling such performance obligation, which is upon delivery and acceptance of the goods by customers. Therefore, the accounting treatment complies with ASC 606.

Revenue recognition policy is further updated. Please refer to page F-11 and F-30.

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036 T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

23. Please give us examples of any other promises included in your contracts with customers that are not separately identifiable from the transfer of individual goods. Please explain why such other promises are not considered distinct and describe the timing of the recognition of revenue associated with such promises.

Response:

Typical promises in customer contracts that are not separately identifiable from the transfer of individual goods would include promises on return and/or exchange of products sold. In the event returns and/or exchanges occur before the order is confirmed, that is, before the ownership of the product is transferred, sales revenue will not be recognized until the return and the exchange has occurred.

In the event the return and/or exchange occurs after the order is confirmed, that is, after the transfer of the product ownership, the sales revenue and costs of the relevant product will be offset against revenue. Based on historical and practical experience, such return and/or exchange rarely happens, and immaterial to the financial statements.

The promise to return and exchange products is not considered distinct in that the quality of the food product is adherent to the product itself, and may change in the process of transportation, passage of time and variation of temperature.

Revenue recognition policy is further updated. Please refer to page F-11 and F-30.

24. Please advise whether you charge your customers shipping and handling for online purchases of goods. If so, please disclose where such amounts have been classified in your consolidated statements of operations and comprehensive income (loss). Please make it clear in your disclosure under Cost of Revenues whether shipping and handling costs are expense as incurred or are expensed in conjunction with sale of your products assuming there is a timing difference between when you incur such expenses and delivery of the product.

Response:

The Company does not separately charge its customers shipping or handling for online purchases of goods. Shipping and handling are activities to fulfill the Company’s promise to transfer goods to customers, which are included in the sale price of the goods.

The prices that suppliers quote to the Company already include their costs for shipping and handling the goods. Therefore, shipping and handling costs are recognized in Cost of Revenues. Shipping and handling costs incurred upon delivery of products, thus there is no timing difference.

Further disclosure updates refer to page F-12 and F-31.

Value Added Taxes (“VAT”), page F-14

25. Please disclose how VAT are reflected in revenues and expenses and explain to us your basis for the treatment selected.

Response:

VAT is recorded in tax payable when incurred along with sales. It does not impact revenues or expenses as it is not included in the product price and paid by customers. The Company withholds and passes through VAT charged to customers and recognizes revenue as the gross proceeds from customers deducting VAT. As a small-scale enterprise (SME) subject to VAT at a reduced rate of 3%, the amounts of VAT were $33,437 and $1,343 for the years ended December 31, 2018 and 2017, respectively.

Starting from May 1, 2019, the Company was no longer qualified as a small-scale enterprise and became a VAT general taxpayer, who was allowed to offset qualified input VAT paid to suppliers against its output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in the line item of tax payable on the consolidated balance sheets and does not impact revenues or expenses.

Further disclosure updates refer to page F-12 and F-31.

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036 T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW

Note 12. Commitments

Operating Lease, page F-20

26. Please revise to include any variable lease costs, cash paid for amounts included in the measurement of lease liabilities, segregated between operating and financing cash flows, and weighted-average remaining lease term. Refer to ASC 842-20-50-4.

Response:

The Company does not have any variable lease costs. All the lease payments pertain to operating cash flows. Cash payment included in the measurement of lease liabilities is $249,711 for the year ended December 31, 2018 and $858,222 for the six-months ended June 30, 2019. The weighted-average remaining lease term is 4.78 years at December 31, 2018 and 4.28 years at June 30, 2019. Related disclosure has been added in F-1/A. Please see page F-20.

Exhibits

27. We note your exhibit 5.1. It is not appropriate to limit your opinion to specific documents or inquiries as indicated in Schedule 1. Please revise your opinion, as necessary, to clarify that counsel has reviewed all matters and made such inquiries as are necessary to render its opinion.

Response:

In response to the Commission’s comments, BVI counsel, Harney Westwood & Riegels LP, has revised their opinion in the fourth paragraph that they have reviewed documents which they regard as necessary in order to issue their opinion. BVI counsel’s revised opinion is filed as Exhibit 5.1.

28. Also, with regard to exhibit 5.1, it is inappropriate to include assumptions in a legal opinion that are too broad, assume material facts underlying the opinion or any readily ascertainable facts. Please have counsel remove the assumption in paragraph (5) of Schedule 2 in Exhibit 5.1, or tell us why it is necessary and appropriate.

Response:

In response to the Commission’s comments, BVI counsel has removed the assumption in paragraph (5) of Schedule 2 in Exhibit 5.1 and limited their opinion based on material or ascertainable facts from public searches and information otherwise disclosed to them.

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at (212) 930 9700 or via e-mail at btan@srf.law , the audit engagement partner at Friedman LLP, Lola Cheng by telephone at [ ] or via email at CLu@friedmanllp.com. Friedman LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Benjamin Tan
Benjamin Tan Esq.

cc. Friedman LLP (Lola Cheng, CLu@friedmanllp.com)

Wunong Net Technology Co. Ltd (hoganzhang89@yahoo.com.hk ;xcb@wnw108.com)

1185 Avenue of the Americas | 37th Floor | New York, NY | 10036 T (212) 930 9700 | F (212) 930 9725 | WWW.SRF.LAW